October 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jason Drory and Laura Crotty

Re:	Catalyst Biosciences, Inc. Registration Statement on Form S-3 (File No. 333-273395)

Ladies and Gentlemen:

Catalyst Biosciences, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective on October 27, 2023, at 9:00 a.m., Eastern Time, or as soon as practicable thereafter, unless we or our outside counsel, Orrick, Herrington & Sutcliffe LLP, request by telephone that such Registration Statement be declared effective at some other time.

We request that we be notified of such effectiveness by a telephone call to Stephen Thau of Orrick, Herrington & Sutcliffe LLP at (212) 506-5076.

Sincerely,

CATALYST BIOSCIENCES, INC.

By:	/s/ Nassim Usman
Nassim Usman, Ph.D.
President and Chief Executive Officer

cc:	Stephen Thau, Orrick, Herrington & Sutcliffe LLP